UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1999 and Ending December 31, 1999


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF




                      CENTRAL AND SOUTH WEST SERVICES, INC.
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


Date of Incorporation January 8, 1969 If not Incorporated, Date of Organization.


State or Sovereign Power under which Incorporated or Organized  Texas
                                                                -----
Location of Principal Executive Offices of Reporting Company    Tulsa, Oklahoma
                                                                ---------------

   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


R. Russell Davis  Controller     P.O. Box 21928      Tulsa, Oklahoma  74121-1928
----------------  ----------     -----------------------------------------------
(Name)            (Title)        (Address)


       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                       CENTRAL AND SOUTH WEST CORPORATION

                     (This page is intentionally left blank)




















                                  2 of 27 Pages

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                  3 of 27 Pages

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or       Page
     Description of Schedules and Accounts              Account Number    Number

Comparative Balance Sheet                               Schedule I         5-6

Service Company Property                                Schedule II     7(a)-(b)

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                           Schedule III       8

Investments                                             Schedule IV        9(a)

Accounts Receivable from Associate Companies            Schedule V         9(b)

Fuel Stock Expenses Undistributed                       Schedule VI        10

Stores Expense Undistributed                            Schedule VII       10

Miscellaneous Current and Accrued Assets                Schedule VIII      11

Miscellaneous Deferred Debits                           Schedule IX        11

Research, Development, or Demonstration Expenditures    Schedule X         11

Proprietary Capital                                     Schedule XI        12

Long-Term Debt                                          Schedule XII       13

Current and Accrued Liabilities                         Schedule XIII      14(a)

Notes to Financial Statements                           Schedule XIV   14(b)-(g)

Comparative Income Statement                            Schedule XV        15

Analysis of Billing - Associate Companies               Account 457        16

Analysis of Billing - Nonassociate Companies            Account 458        17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                                Schedule XVI   18(a)-(b)

Schedule of Expense by Department or Service Function   Schedule XVII      19-20

Departmental Analysis of Salaries                       Accounts - All     21(a)

                                4(a) of 27 Pages

                                                         Schedule or       Page
     Description of Schedules and Accounts              Account Number    Number

Outside Services Employed                               Account - All  21(b)-(c)

Employee Pensions and Benefits                          Account 926        22(a)

General Advertising Expenses                            Account 930.1  22(b)-(c)

Miscellaneous General Expenses                          Account 930.2      23

Rents                                                   Account 931        23

Taxes Other Than Income Taxes                           Account 408        24(a)

Donations                                               Account 426.1  24(b)-(c)

Other Deductions                                        Account 426.5      25(a)

Notes to Statement of Income                            Schedule XVIII 25(b)-(c)


                 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                           Page
     Description of Reports or Statements                                 Number

Organization Chart                                                         26(a)

Methods of Allocation                                                  26(b)-(c)

Annual Statement of Compensation for Use of Capital Billed                 26(d)

Signature Clause                                                           27


                                4(b) of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT   ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
-------   -----------------------
                                                        1999            1998
                                                     ------------    -----------
          SERVICE COMPANY PROPERTY
301-311   Service company property (Schedule II)         $123,789       $119,596
107       Construction work in progress (Schedule II)          77          4,474
                                                     ------------    -----------
            Total Property                                123,866        124,070

108-111   Less: Accumulated provision for depreciation and
            amortization of service company
            property (Schedule III)                        46,501         39,626
                                                     ------------    -----------
                  Net Service Company Property             77,365         84,444
                                                     ------------    -----------

          INVESTMENTS
123       Investments in associate companies (Schedule IV)     --             --
124       Other investments (Schedule IV)                   1,184          1,392
                                                     ------------    -----------
            Total Investments                               1,184          1,392
                                                     ------------    -----------

          CURRENT AND ACCRUED ASSETS
131       Cash                                                323          1,418
134       Special deposits                                     --             --
135       Working funds                                        11             85
136       Temporary cash investments (Schedule IV)             --             --
141       Notes receivable                                     --             --
143       Accounts receivable                               1,377          1,553
144       Accumulated provision for uncollectible
            accounts                                           --             --
146       Accounts receivable from associate
            companies (Schedule V)                         37,263         38,393
152       Fuel stock expenses undistributed (Schedule VI)      --             --
154       Materials and supplies                               --             23
163       Stores expense undistributed (Schedule VII)          --             --
165       Prepayments                                      24,664         19,833
174       Miscellaneous current and accrued assets
            (Schedule VIII)                                    --             --
                                                     ------------    -----------
            Total Current and Accrued Assets               63,638         61,305
                                                     ------------    -----------

          DEFERRED DEBITS
181       Unamortized debt expense                             --             --
184       Clearing accounts                                   119            124
186       Miscellaneous deferred debits (Schedule IX)          17             --
188       Research, development, or demonstration
            expenditures (Sch. X)                              --             --
190       Accumulated deferred income taxes                 1,849          1,502
                                                     ------------    -----------
            Total Deferred Debits                           1,985          1,626
                                                     ------------    -----------

          TOTAL ASSETS AND OTHER DEBITS                  $144,172       $148,767
                                                     ============    ===========

                                  5 of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)



ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
-------   -----------------------------------
                                                        1999            1998
                                                     ------------    -----------
          PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                  $100           $100
211       Miscellaneous paid-in-capital (Schedule XI)          --             --
215       Appropriated retained earnings (Schedule XI)         --             --
216       Unappropriated retained earnings (Schedule XI)       --             --
                                                     ------------    -----------
            Total Proprietary Capital                         100            100
                                                     ------------    -----------

          LONG-TERM DEBT
223       Advances from associate companies (Schedule XII)     --             --
224       Other long-term debt (Schedule XII)                  --             --
225       Unamortized premium on long-term debt                --             --
226       Unamortized discount on long-term debt-debit         --             --
                                                     ------------    -----------
            Total Long-Term Debt                               --             --
                                                     ------------    -----------

          CURRENT AND ACCRUED LIABILITIES
228       Accumulated provision for pensions and benefits   1,162            993
231       Notes payable                                        --             --
232       Accounts payable                                 23,962         23,192
233       Notes payable to associate companies
            (Schedule XIII)                                90,173         97,103
234       Accounts payable to associate companies
            (Schedule XIII)                                 1,180          1,225
236       Taxes accrued                                     1,743          1,221
237       Interest accrued                                    442            451
238       Dividends declared                                   --             --
241       Tax collections payable                             560            743
242       Miscellaneous current and accrued liabilities
            (Schedule XIII)                                 2,850          1,358
                                                     ------------    -----------
            Total Current and Accrued Liabilities         122,072        126,286
                                                     ------------    -----------

          DEFERRED CREDITS
253       Other deferred credits                            7,338          8,197
255       Accumulated deferred investment tax credits          --             --
                                                     ------------    -----------
            Total Deferred Credits                          7,338          8,197
                                                     ------------    -----------

282       ACCUMULATED DEFERRED INCOME TAXES                14,662         14,184

                                                     ------------    -----------
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL      $144,172       $148,767
                                                     ============    ===========

                                  6 of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)

                                                  BALANCE AT                       RETIREMENTS         OTHER           BALANCE
                                                  BEGINNING                            OR             CHANGES          AT CLOSE
ACCOUNT DESCRIPTION                                OF YEAR          ADDITIONS         SALES             (1)            OF YEAR
-------------------                               -------           ---------      ----------         -------          --------
301  Organization                                 $     --           $   --          $    --           $    --         $     --

303  Miscellaneous Intangible Plant                  3,371            3,639               --                --            7,010

304  Land and Land Rights                            6,381               --               --                --            6,381

305  Structures and Improvements                    42,173               --               --                --           42,173

306  Leasehold Improvements                          6,230               --               --                --            6,230

307  Equipment (2)                                  33,530            4,510           (3,873)               --           34,167

308  Office Furniture and Equipment                 14,741               38             (120)               --           14,659

309  Automobiles, Other Vehicles
        and Related Garage Equipment                   194               --               --                --              194

310  Aircraft and Airport Equipment                 12,897               --               --                --           12,897

311  Other Service Company
        Property (3)                                    79               --               (1)               --               78

                                                  -----------------------------------------------------------------------------
       SUB-TOTALS                                  119,596            8,187           (3,994)               --          123,789

107  Non-Billable Construction Work
         in Progress (4)                             4,474               77               --            (4,474)              77
                                                  -----------------------------------------------------------------------------

       TOTALS                                     $124,070           $8,264          $(3,994)          $(4,474)        $123,866
                                                  =============================================================================

                                7(a) of 27 Pages

                                        (thousands)

FOOTNOTES

(1) Provide an explanation of those changes considered material:

Description
Amount Capitalized cost associated with business unit reporting project $(3,396)
Transfer of Company Billing System Project costs to ESI                    (109)
Business  unit  reporting   costs  charged  to  expense                    (212)
Network  Project (Capitalized)                                             (602)
Other                                                                      (155)
                                                                        --------
                                                                        $(4,474)
                                                                        ========


(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:
                                                                        BALANCE
                                                                        AT CLOSE
SUB ACCOUNT DESCRIPTION                                  ADDITIONS      OF YEAR
Account 307 - Equipment
   Data Processing Equipment                                $2,847       $27,382
   Communications Equipment                                    943         5,480
   Other                                                       720         1,305
                                                         -----------------------
     TOTALS                                                 $4,510       $34,167
                                                         =======================

(3)  Describe Other Service Company Property:

   Refrigerators / Ice Makers                                  $--           $10
   Appliances                                                   --            15
   Industrial Hygiene Equipment                                 --            11
   Power Wench                                                  --             1
   Portable Generator / Submersible Pump                        --             1
   Electric Trimmer                                             --             2
   Projector                                                    --             6
   Aerial Work Platform                                         --             7
   Power Punch Machine                                          --             3
   Exercise Equipment                                           --            19
   VCR / TV Combination                                         --             2
   Desk Top Labeling System                                     --             1
                                                         -----------------------
     TOTALS                                                    $--           $78
                                                         =======================

(4)  Describe Non-Billable Construction Work in Progress:

    Network Operating System NMS Umbrella                       77            77
                                                         -----------------------
     TOTALS                                                    $77           $77
                                                         =======================

                                7(b) of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                                  SCHEDULE III

             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                           OF SERVICE COMPANY PROPERTY
                                   (thousands)

                                         BALANCE AT                RETIREMENTS     OTHER     BALANCE
                                         BEGINNING                     OR         CHANGES   AT CLOSE
ACCOUNT DESCRIPTION                       OF YEAR     ADDITIONS       SALES         (1)     OF YEAR
-------------------                      -----------------------------------------------------------
301  Organization                             $--         $--        $    --        $ --    $     --

303  Miscellaneous Intangible Plant         1,885       1,155             --         (63)      2,977

304  Land and Land Rights                      --          --             --          --          --

305  Structures and Improvements            9,163       1,459            (54)       (223)     10,345

306  Leasehold Improvements                 2,052         482             --          --       2,534

307  Equipment                             15,911       5,528         (3,817)        282      17,904

308  Office Furniture and Equipment         8,059       1,563            (32)         80       9,670

309  Automobiles, Other Vehicles
        and Related Garage Equipment          165          31             --          --         196

310  Aircraft and Airport Equipment         2,329         477             --          --       2,806

311  Other Service Company
        Property                               62           8             (1)         --          69
                                          ----------------------------------------------------------

       TOTALS                             $39,626     $10,703        $(3,904)       $ 76     $46,501
                                          ==========================================================

FOOTNOTES
(1)       Provide an explanation of those changes considered material:
          Reclassification of accumulated depreciation from account 307 (Equipment) to account 305 (Miscellaneous Intangible Plant).

                                  8 of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

Instructions:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.

                                                                 BALANCE AT        BALANCE AT
                                                                  BEGINNING           CLOSE
ACCOUNT DESCRIPTION                                                 OF YEAR           OF YEAR
Account 123 - Investment in Associate Companies                         $--               $--

Account 124 - Other Investments
   Purchase of Mortgages                                                252               110
   Preston Trail Golf Club Purchase of Membership                        88                88
   Lakewood Country Club Purchase of Membership                          16                16
   Northwood Club Purchase of Membership                                110               110
   River Bend Golf and Country Club Purchase of Membership                5                 5
   Brook Hollow Golf Club Purchase of Membership                         80                80
   Las Colinas Sports Club Purchase of Membership                        15                15
   Bent Tree Country Club Purchase of Membership                         41                41
   Texas Stadium Purchase of Texas Stadium Box Seats                    591               525
   Gleneagles Country Club Purchase of Membership                        68                68
   Oak Cliff Country Club Purchase of Membership                          2                 2
   Barton Creek Club Purchase of Membership                              30                30
   El Paso Country Club Purchase of Membership                            6                 6
   Fairfax Country Club Purchase of Membership                           27                27
   Royal Oaks Country Club Purchase of Membership                         2                 2
   Sports  Club at Four Seasons Purchase of Membership                   46                46
   Canyon Creek Country Club                                              4                 4
   Trophy Club Country Club                                               9                 9
                                                                     ------            ------
     SUB-TOTALS                                                       1,392             1,184

Account 136 - Temporary Cash Investments                                 --                --
                                                                     ------            ------

     TOTALS                                                          $1,392            $1,184
                                                                     ======            ======

                                9(a) of 27 Pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING        CLOSE
ACCOUNT DESCRIPTION                                     OF YEAR        OF YEAR

Account 146 - Accounts Receivable from Associate Companies
   Central and South West Corporation                     $7,165         $4,533
   Central Power and Light Company                        10,064         14,431
   Public Service Company of Oklahoma                      6,946          5,661
   Southwestern Electric Power Company                     7,873          7,466
   West Texas Utilities Company                            4,041          3,312
   CSW Credit, Inc.                                          170            263
   CSW Energy, Inc.                                          410            348
   CSW International, Inc.                                    89             86
   C3 Communications, Inc.                                   164            116
   EnerShop, Inc.                                             91             29
   CSW Leasing, Inc.                                         212            222
   SEEBOARD                                                  841            724
   CSW Energy Services, Inc.                                 270             18
   CSW Power Marketing, Inc.                                  57             54
                                                     ------------   ------------
     TOTALS                                              $38,393        $37,263
                                                     ============   ============
                                                                       TOTAL
Analysis of Convenience or Accommodation Payments                     PAYMENTS
                                                                      --------
   Central and South West Corporation                                    $2,726
   Central Power and Light Company                                        2,564
   Public Service Company of Oklahoma                                    (1,737)
   Southwestern Electric Power Company                                      584
   West Texas Utilities Company                                             476
   CSW Energy, Inc.                                                         767
   CSW International, Inc.                                                   68
   C3 Communications, Inc.                                                   61
   EnerShop, Inc.                                                             2
   CSW Leasing, Inc.                                                       (116)
   SEEBOARD                                                                 330
   CSW Energy Services, Inc.                                                245
                                                                    ------------
     TOTAL PAYMENTS                                                      $5,970
                                                                    ============

The majority of the convenience payments consist of the payment of inter-company billings from the associate companies to the services company, taxes, corporate insurance, relocation expenses, industry dues, and deferred compensation payments.

                                9(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                   (thousands)

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



ACCOUNT DESCRIPTION                                  LABOR     EXPENSES    TOTAL

Account 152 - Fuel Stock Expenses Undistributed       $--        $--        $--
                                                     ---------------------------

     TOTALS                                           $--        $--        $--
                                                     ===========================

Summary: The service company provides overall management of fuel supply and transportation procurement, as well as general administration. The associated costs are expensed as incurred.




                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

Instructions: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT DESCRIPTION                                  LABOR     EXPENSES    TOTAL

Account 163 - Billable Stores Expense Undistributed
   Central Power and Light Company                   $730       $450     $1,180
   Public Service Company of Oklahoma                 481        335        816
   Southwestern Electric Power Company                493        321        814
   West Texas Utilities Company                       231        165        396
   CSW Corporation                                    311         74        385
   Others                                               8          8         16
                                                   -----------------------------
     TOTALS                                        $2,254     $1,353     $3,607
                                                   =============================

Note: The overall procurement and management of materials and supplies is provided by the service company. The associated costs are charged to Account 163 and billed out to the appropriate company.

                                 10 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

     Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT    BALANCE AT
                                                       BEGINNING       CLOSE
ACCOUNT DESCRIPTION                                     OF YEAR       OF YEAR
-------------------                                     -------       -------
Account 174 - Miscellaneous Current and
  Accrued Assets                                           $--           $--
                                                        -----------------------
     TOTALS                                                $--           $--
                                                        =======================




                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

     Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                       BALANCE AT    BALANCE AT
                                                       BEGINNING       CLOSE
ACCOUNT DESCRIPTION                                     OF YEAR       OF YEAR
-------------------                                     -------       -------
Account 186 - Miscellaneous Deferred Debits
   Non-Billable Deferred Project Costs                     $--           $17
                                                        -----------------------
     TOTALS                                                $--           $17
                                                        =======================




        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

     Instructions: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT DESCRIPTION                                                   AMOUNT
-------------------                                                   ------
Account 188 - Billable Research, Development, or
  Demonstration Expenditures                                             $--
                                                                      ------
     TOTAL                                                               $--
                                                                      ======
                                 11 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)


                                                  NUMBER OF SHARES        PAR OR STATED         OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER        CLASS OF STOCK                AUTHORIZED            VALUE PER SHARE      NO. OF SHARES     TOTAL AMOUNT
--------------        --------------                ----------            ---------------      -------------     ------------
Account  201          Common Stock Issued              10,000                 $10               10,000                $100


     Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

ACCOUNT DESCRIPTION                                                                                              AMOUNT
Account 211 - Miscellaneous Paid-In Capital                                                                            $--

Account 215 - Appropriated Retained Earnings                                                                            --
                                                                                                                 ----------
     TOTAL                                                                                                             $--
                                                                                                                 ==========


Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                    BALANCE AT                                                   BALANCE AT
                                                    BEGINNING           NET INCOME          DIVIDENDS              CLOSE
ACCOUNT DESCRIPTION                                  OF YEAR            OR (LOSS)              PAID               OF YEAR
-------------------                                  -------            ---------              ----               -------
Account 216 - Unappropriated Retained Earnings            $--                 $--                  $--                 $--
                                                    ----------          ----------          -----------          ----------
     TOTALS                                               $--                 $--                  $--                 $--
                                                    ==========          ==========          ===========          ==========

                                 12 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

Instructions: Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                    TERM OF OBLIGATION                                        BALANCE AT                              BALANCE AT
NAME OF               CLASS & SERIES       DATE OF   INTEREST     AMOUNT      BEGINNING                                 CLOSE
CREDITOR               OF OBLIGATION       MATURITY    RATE     AUTHORIZED     OF YEAR    ADDITIONS    DEDUCTIONS      OF YEAR
--------               -------------       --------    ----     ----------     -------    ---------    ----------      -------
Account 223 -
  Advances From
  Associate Companies                                            $--            $--         $--          $--            $--

Account 224 -
  Other Long-Term Debt                                            --             --          --           --            --
                                                               -------------------------------------------------------------------
     TOTALS                                                      $--            $--         $--          $--            $--
                                                               ===================================================================

                                 13 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                   BALANCE AT         BALANCE AT
                                                   BEGINNING            CLOSE
ACCOUNT DESCRIPTION                                 OF YEAR            OF YEAR
Account 233 - Notes Payable to Associate
              Companies
   Central and South West Corporation                 $97,103            $90,173
                                                   ----------         ----------
     TOTALS                                           $97,103            $90,173
                                                   ==========         ==========


Account 234 - Accounts Payable to Associate
              Companies
   Central and South West Corporation                  $1,225             $1,180
                                                   ----------         ----------
     TOTALS                                            $1,225             $1,180
                                                   ==========         ==========


Account 242 - Miscellaneous Current and
              Accrued Liabilities
   Payroll                                             $1,358             $1,917
   Directors' Deferred Compensation                        --                247
   Vacation Accrual                                        --                686
                                                   ----------         ----------
     TOTALS                                            $1,358             $2,850
                                                   ==========         ==========
                                14(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

     Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   Summary of Significant Accounting Policies

Effective  January 1, 1996  Central and South  West  Services, Inc.  (Company or
CSWS) adopted the Federal Energy Regulatory Commission (FERC) Uniform System of Accounts. Prior to 1996, the Company followed the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the Securities and Exchange Commission. The Company, as a member of the Central and South West System (CSW System or CSW), performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power, and other services for the CSW System companies.

Depreciation
For financial reporting purposes, provisions for depreciation of property are computed by the Company using the straight-line method, generally at individual rates applied to the various classes of depreciable property. The annual composite rates averaged 9.57% for 1999 and 9.27% for 1998.

Federal Income Taxes
The Company, together with other members of the CSW System, files a consolidated federal income tax return and participates in a tax sharing agreement with the other members of the CSW System. The provision for deferred federal income taxes resulted principally from the tax deductions under accelerated methods of depreciation, as provided by federal income tax laws, being greater than these expenses for book purposes.

2.  Benefit Plans

Cash Balance and Non-qualified Pension Plans
CSW maintains a tax qualified, non-contributory defined benefit cash balance pension plan covering substantially all CSW employees in the United States. Under the cash balance formula, each participant has an account, for recordkeeping purposes only, to which credits are allocated annually based on a percentage of the participant's pay. The applicable percentage is determined by age and years of vested service the participant has with the CSW System as of December 31 of each year. The fair value of the plan assets are measured as of September 30 of each year. Pension plan assets consist primarily of stocks, short-term and intermediate-term fixed income investments.

In addition, the CSW System has a non-qualified excess benefit pension plan. This plan is available to all pension plan participants who are entitled to recieve a pension benefit from CSW which is in excess of the limitations imposed on benefits by the Internal Revenue Code through the qualified plan.

                                14(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

As the plan sponsor, CSW will continue to reflect the cost of the pension plans according to the provisions of SFAS No.87 and allocate such costs to each of the participating employers. SFAS No.132, adopted by CSW in 1998 amended the disclosure requirements of SFAS No.87 and SFAS No.88 and have been incorporated in the following disclosures.


          Pension Retirement Plans
           Components of Net Periodic              1999            1998
             Benefit Costs                              (thousands)
                                               ------------------------------

           Service Cost                               $5,105          $5,611
           Interest Cost                              15,969          18,164
           Expected return on plan assets            (24,772)        (26,097)
           Amortization of:
               Unrecognized transition obligation        383             407
               Prior service cost                     (1,518)         (1,610)
                                               --------------  --------------
           Net periodic benefit cost                 $(4,833)        $(3,525)
                                               ==============  ==============


           Weighted-average assuptions as of year end
               Discount rate                           7.50%           6.75%
               Rate of compensation increase           4.96%           4.96%
               Expected return on plan assets          9.00%           9.00%


As permitted, the amortiztion of any prior service cost is determined using a straight-line amortization of the cost over the average remaining period of employees expected to receive benefits under the plan.


CSW Retirement Savings Plan
     The CSW System Retirement Savings Plan is a defined contribution plan offered to all full time employees and certain part time employees who meet plan eligibility requirements. Company contributions to this plan totaled $4.1 million in 1999 and $3.6 million in 1998.

                                14(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


Post-retirement Benefits Other Than Pensions

CSW, adopted SFAS No.106 effective January 1, 1993. The transition obligation established at adoption is being amortized over twenty years, with thirteen years remaining. Prior to 1993, these benefits were accounted for on a pay-as-you-go basis.



Postretirement Benefits Other Than Pensions
                                                      1999            1998
             Change in Benefit Obligation                  (thousands)
                                                  ------------------------------
             Benefit obligation at beginning of year (1)$26,750         $18,961
             Service Cost                                 2,328           1,464
             Interest Cost                                1,785           1,400
             Amendments                                      --            (462)
             Benefit payments                              (959)           (593)
             Plan participants' contributions               115              51
             Actuarial (gain) loss                       (3,596)          5,721
                                                  --------------  --------------
             Benefit obligation at end of year          $26,423         $26,542
                                                  ==============  ==============

             (1) Includes adjustments to beginning of year as a result of dissolution of ChoiceCom partnership.

             Change in Plan Assets
             Fair value of assets at beginning of year  $12,344         $10,943
             Actual return on plan assets                 1,840            (421)
             Employer contributions                       3,593           2,364
             Plan participants' contributions               115              51
             Benefit payments                              (959)           (593)
                                                  --------------  --------------
             Fair value of plan assets at end of year   $16,933         $12,344
                                                  ==============  ==============

             Reconciliation of Funded Status
             Funded status end of year                  $(8,592)       $(13,346)
             Unrecognized:
                 Transition Obligation                    4,690           5,051
                 Actuarial (gain) loss                    3,902           8,295
                                                  --------------  --------------
             Prepaid (accrued) benefit cost                 $--             $--
                                                  ==============  ==============
                                14(d) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


             Amounts Recognized in                    1999            1998
               Balance Sheets                              (thousands)
                                                  ------------------------------
             Prepaid benefit cost                        $1,980          $1,301
             Accrued benefit (liability)                 (1,980)         (1,301)
                                                  --------------  --------------
             Net amount recognized                          $--             $--
                                                  ==============  ==============


             Components of Net Periodic Benefit Cost
             Service Cost                                $2,328          $1,464
             Interest Cost                                1,785           1,400
             Expected Return on Plan Assets                (955)           (865)
             Amortization of Unrecognized:
                 Transition Obligation                      361             361
                 Net actuarial (gain) loss                   74              20
                                                  --------------  --------------
             Total Net Periodic Benefit Cost             $3,593          $2,380
                                                  ==============  ==============


             Weighted average assumptions as of year end
             Discount rate                                7.50%           6.75%
             Expected return on plan assets               9.00%           9.00%
             Health care cost trend rate                  6.00%           6.50%
             (Ultimate rate of 5.00% in 2001)


             Effect of 1% Change in Assumed
               Health Care Cost Trend Rate

             1% Increase
             Service cost plus interest cost               $638
             APBO                                         3,475

             1% Decrease
             Service cost plus interest cost              $(521)
             APBO                                        (2,907)

             As permitted, the amortization of any prior service cost is determined using straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

                                14(e) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


3.  Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

      Cash and temporary cash investments.
      The carrying amount approximates fair value because of the short maturity of those instruments.

      Notes payable to associate companies.
      The carrying amount approximates fair value because of the short maturity of those instruments.




      The estimated fair value of the Company's
      financial instruments are as follows:
                                                                 1999
                                                              (thousands)
                                                    Carrying Amount  Fair Value


      Cash and temporary cash investments                  $323            $323
      Notes payable to associate companies               90,173          90,173

                                                                 1998
                                                              (thousands)
                                                    Carrying Amount  Fair Value


      Cash and temporary cash investments                $1,418          $1,418
      Notes payable to associate companies               97,103          97,103

                                14(f) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


4.  Short-Term Financing

The CSW System uses short-term debt, primarily commercial paper, to meet fluctuations in working capital requirements and other interim capital needs. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries. As of December 31, 1999 the CSW System had revolving credit facilities totaling $1.4 billion to back up its commercial paper program. At December 31, 1999, CSW had $1.3 billion outstanding in short-term borrowings. The maximum amount of such short-term borrowings outstanding during the year, which had a weighted average interest yield for the year of 5.5%, was $1.4 billion during December 1999. Of this amount, $97.1 million pertained to the service company.

                                14(g) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)

ACCOUNT    DESCRIPTION                                     CURRENT      PRIOR
                                                            YEAR        YEAR
                                                          ----------  ----------
           INCOME
  456      Other electric revenues                             $218         $88
  457      Services rendered to associate companies         301,283     284,242
  458      Services rendered to non associate companies       1,291       2,138
  419      Interest Income - Other                              157          --
  421      Miscellaneous income or loss                         250         524
  447      Impact studies                                       245         178
                                                          ----------  ----------
                TOTAL INCOME                                303,444     287,170
                                                          ----------  ----------

           EXPENSES
500-559    Power production                                  25,469      20,447
560-579    Transmission                                       6,451       8,394
580-599    Distribution                                       9,170      13,933
902-903    Customer accounts expense                         34,447      10,657
  905      Miscellaneous customer accounts                      275          --
906-917    Customer service & information                     7,188       9,320
  920      Salaries and wages                                95,624      97,424
  921      Office supplies and expenses                      18,837      22,299
  922      Administrative expense transferred - credit      (47,920)    (40,196)
  923      Outside services employed                         37,130      33,163
  924      Property insurance                                   110         215
  925      Injuries and damages                                 (37)      1,153
  926      Employee pensions and benefits                    13,208       8,932
  928      Regulatory commission expense                      1,747          --
  930.1    General advertising expenses                       4,607       4,129
  930.2    Miscellaneous general expenses                     9,913      13,519
  931      Rents                                             16,856      11,883
  935      Maintenance of structures and equipment            5,113       5,995
403-405    Depreciation and amortization expense             10,780       9,690
  408      Taxes other than income taxes                      8,893       7,542
  409      Income taxes                                       2,530       2,813
  410      Provision for deferred income taxes               (3,313)     (1,394)
  411      Provision for deferred income taxes - credit       3,444         262
  416      Expense - Sports Lighting                              3          --
  417      Administrative - Business Venture                  1,299       3,053
  426.1    Donations                                            674         660
426.3 -
  426.5    Other deductions                                   3,091       3,148
  427      Interest on long-term debt                            --         750
  430      Interest on debt to associate companies            4,704       4,388
  431      Other interest expense                               181         112
                                                          ----------  ----------
                TOTAL EXPENSE - INCOME STATEMENT            270,474     252,291
                                                          ----------  ----------

           COST OF SERVICE - BALANCE SHEET
  107      Construction work in progress                     19,172      18,945
  108      Retirement work in progress                           71         192
  163      Stores expense undistributed                       3,607       3,604
  165      Prepayments                                         (478)        478
  183      Preliminary survey and investigation charges         787         627
  184      Clearing accounts                                  1,241       1,703
  186      Miscellaneous deferred debits                      8,536       9,147
  188      Research, development, or demonstration expenses      34         183
                                                          ----------  ----------
                TOTAL COST OF SERVICE - BALANCE SHEET        32,970      34,879
                                                          ----------  ----------

                NET INCOME OR (LOSS)                            $--         $--
                                                          ==========  ==========


Note:  All accounts on this schedule reflect amounts "As Billed".

                                 15 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)


                                     DIRECT    INDIRECT     COMPENSATION  TOTAL
                                      COSTS       COSTS        FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY            CHARGED     CHARGED      OF CAPITAL  BILLED
                                     457 - 1     457 - 2       457 - 3

Central and South West Corporation  $ 45,335     $ 3,703       $  837   $ 49,875

Central Power and Light Company       80,610      10,441        1,464     92,515

Public Service Company of Oklahoma    45,247       6,246          851     52,344

Southwestern Electric Power Company   54,171       7,430        1,005     62,606

West Texas Utilities Company          25,248       3,514          481     29,243

CSW Credit, Inc.                       1,224         132           20      1,376

CSW Energy, Inc.                       1,901         369           37      2,307

CSW International, Inc.                  602          87           11        700

C3 Communications, Inc.                1,918         190           34      2,142

CSW Leasing, Inc.                        120           7           --        127

CSW Power Marketing, Inc.                590          60           11        661

CSW Energy Services, Inc.              1,192         111           23      1,326

EnerShop, Inc.                         1,161         163           22      1,346

SEEBOARD                               4,078         561           76      4,715
                                    --------------------------------------------
       TOTALS                       $263,397     $33,014       $4,872   $301,283
                                    ============================================

                                 16 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

     Instruction: Provide a brief description of the services rendered to each nonassociate company.:

                                      DIRECT    INDIRECT  COMPENSATION            EXCESS     TOTAL
                                       COST       COST       FOR USE      TOTAL     OR       AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL     COST   DEFICIENCY  BILLED
                                       458-1      458-2       458-3                458-4
Engineering Services:
1. Applied Global Cogen                 $143      $--          $--        $143       $52       $195

2. Casino Magic                           24       --           --          24         2         26

3. City of Collinsville                    1       --           --           1        --          1

4. City of Minden                          1       --           --           1        --          1

5. Electric Power Research Institute     207       --           --         207        --        207

6. Ethicon Facility                        5       --           --           5         1          6

7. Flowers Bakery                         24       --           --          24        37         61

8. Georgia Pacific                        12       --           --          12        86         98

9. Harrah's Casino                        24       --           --          24        40         64

10. HEB Grocery                            1       --           --           1        57         58

11. Honeywell                            127       --           --         127       225        352

12. Kelco                                 14       --           --          14        20         34

13. Lone Star Steel                       --       --           --          --       114        114

14. Valspar                                3       --           --           3         3          6

15.  Other                                 3       --           --           3        19         22

Environmental Lab Services:
1.  General Electric Company               2       --           --           2        --          2

2.  Gulf State Laboratories                5       --           --           5        --          5

3.  Sabine Mining Company                 29       --           --          29         4         33

4.  Other                                 --       --           --          --         6          6
                                        -----------------------------------------------------------
       TOTALS                           $625      $--          $--        $625      $666     $1,291
                                        ===========================================================

                                 17 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                   (thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                             ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                            DIRECT    INDIRECT             DIRECT  INDIRECT           DIRECT     INDIRECT
ACCOUNT         DESCRIPTION OF ITEMS         COST       COST     TOTAL      COST     COST    TOTAL     COST        COST     TOTAL
-------         --------------------       --------   -------   --------   ------  --------  ------   ------     --------  -------
COST OF SERVICE - INCOME STATEMENT
456     Other Electric Revenues            $   (217)  $     -   $   (217)  $    -    $-      $   --   $   (217)  $     -   $   (217)
458     Services Rendered to
          Nonassociate Companies               (666)        -       (666)     666     -         666          -         -          -
421     Miscellaneous Income or Loss           (195)      (55)      (250)       -     -           -       (195)      (55)      (250)
447     Impact Studies                         (245)        -       (245)       -     -           -       (245)        -       (245)
500-559 Power Production                     22,996     2,452     25,448       21     -          21     23,017     2,452     25,469
560-579 Transmission                          5,347     1,104      6,451        -     -           -      5,347     1,104      6,451
580-599 Distribution                          8,572       596      9,168        2     -           2      8,574       596      9,170
902-903 Customer Accounts Expense            34,395        52     34,447        -     -           -     34,395        52     34,447
905     Customer Assistance                     275         -        275        -     -           -        275         -        275
906-917 Customer Service & Information        6,505       683      7,188        -     -           -      6,505       683      7,188
920     Salaries and Wages                   76,343    19,266     95,609       15     -          15     76,358    19,266     95,624
921     Office Supplies and Expenses         16,361     2,475     18,836        -     -           -     16,361     2,475     18,836
922     Administrative Expense              (46,607)   (1,313)   (47,920)       -     -           -    (46,607)   (1,313)   (47,920)
923     Outside Service Employed             35,157     1,974     37,131        -     -           -     35,157     1,974     37,131
924     Property Insurance                      110         -        110        -     -           -        110         -        110
925     Injuries and Damages                   (148)      111        (37)       -     -           -       (148)      111        (37)
926     Employee Pensions and Benefits       12,378       830     13,208        -     -           -     12,378       830     13,208
928     Regulatory Comm Exp                   1,747         -      1,747        -     -           -      1,747         -      1,747
930.1   General Advertising Expense           4,522        85      4,607        -     -           -      4,522        85      4,607
930.2   Miscellaneous General Expense         9,883        30      9,913        -     -           -      9,883        30      9,913
931     Rents                                15,939       917     16,856        -     -           -     15,939       917     16,856
935     Maintenance of Structures
          and Equipment                       4,570       542      5,112        -     -           -      4,570       543      5,113
403-405 Depreciation and Amortization
          Expense                            10,440       340     10,780        -     -           -     10,440       340     10,780
408     Taxes Other than Income Taxes         8,735       157      8,892        -     -           -      8,735       157      8,892
409     Income Taxes                              -     2,530      2,530        -     -           -          -     2,530      2,530
410     Provision for Deferred Income Taxes       -    (3,313)    (3,313)       -     -           -          -    (3,313)    (3,313)
411     Provision for Deferred Income
          Taxes - Credit                          -     3,444      3,444        -     -           -          -     3,444      3,444
416     Sports Lighting                           3         -          3        -     -           -          3         -          3
417     Administrative - Business Venture       712         -        712      587     -         587      1,299         -      1,299
419     Interest Income - Other                (147)      (10)      (157)       -     -           -       (147)      (10)      (157)
426.1   Donations                               667         7        674        -     -           -        667         7        674
426.3-
  426.5 Other Deductions                      3,047        44      3,091        -     -           -      3,047        44      3,091
427     Interest On Long-Term Debt                -         -          -        -     -           -          -         -          -
430     Interest On Debt To Associate
          Companies                           4,704         -      4,704        -     -           -      4,704         -      4,704
431     Other Interest Expense                  181         -        181        -     -           -        181         -        181
                                           -----------------------------------------------------------------------------------------
TOTAL COST OF SERVICE - INCOME STATEMENT   $235,364   $32,948   $268,312   $1,291    $-      $1,291   $236,655   $32,949   $269,604
                                           -----------------------------------------------------------------------------------------

                                   (continued)

                                18(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                   (thousands)

                                   (continued)

                                             ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                            DIRECT    INDIRECT             DIRECT  INDIRECT           DIRECT     INDIRECT
ACCOUNT         DESCRIPTION OF ITEMS         COST       COST     TOTAL      COST     COST    TOTAL     COST        COST     TOTAL
-------         --------------------       --------   -------   --------   ------  --------  ------   ------     --------  -------
COST OF SERVICE - BALANCE SHEET
107     Construction Work in Progress      $ 19,172   $    --   $ 19,172   $    -    $-      $    -    $19,172   $     -   $ 19,172
108     Retirement Work in Progress              71         -         71        -     -           -         71         -         71
163     Stores Expense Undistributed          3,568        39      3,607        -     -           -      3,568        39      3,607
165     Prepayments                            (478)        -       (478)       -     -           -       (478)        -       (478)
183     Preliminary Survey &
          Investigation Charges                 783         4        787        -     -           -        783         4        787
184     Clearing Accounts                     1,219        22      1,241        -     -           -      1,219        22      1,241
186     Miscellaneous Deferred Debits         8,536         -      8,536        -     -           -      8,536         -      8,536
188     Research, Development, or
          Demonstration Exp.                     34         -         34        -     -           -         34         -         34
                                           -----------------------------------------------------------------------------------------
TOTAL COST OF SERVICE - BALANCE SHEET       $32,905       $65    $32,970      $ -    $-         $ -    $32,905       $65   $ 32,970
                                           -----------------------------------------------------------------------------------------


                                           -----------------------------------------------------------------------------------------
       TOTAL COST OF SERVICE               $268,269   $33,013   $301,282   $1,291    $-      $1,291   $269,560   $33,014   $302,574
                                           =========================================================================================

                                18(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction: Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System:
   Uniform System of Accounts).

                                                                     DEPARTMENT OR SERVICE FUNCTION
                                                                 -------------------------------------------------------------------
                                                      TOTAL                           TECHNICAL
ACCOUNT       DESCRIPTION OF ITEMS                    AMOUNT     OVERHEAD  EXECUTIVE  SERVICES   ADMIN   FOSSIL   PRODUCTION  LEGAL
-------       --------------------                   --------    --------  ---------  ---------  -----   ------   ----------  -----
456      Other Electric Revenues                     $   (218)   $     -   $     -    $     -   $     -   $    -   $  (218)  $     -
419      Interest Income - Other                         (157)         -         -          -         -        -         -         -
421      Miscellaneous Income or Loss                    (250)       (36)        -          -         -        -         -         -
447      Impact Studies                                  (245)         -         -       (245)        -        -         -         -
500-559  Power Production                              25,469          -       555        160       217    4,284    14,992         -
560-579  Transmission                                   6,451          -        81      3,874       603        -     1,881         -
580-599  Distribution                                   9,170          -        40      2,950       206        -     1,304         -
902-903  Customer Accounts Expense                     34,447          -         -        141     7,437        -         -         -
905      Misc. Customer Accounts/Customer Assistance      275          -         -         13         -        -         -         -
906-917  Customer Service & Information                 7,188          -         -        470       737        -         -         -
920      Salaries and Wages                            95,624      1,474     9,733      2,210    22,842      189       235     5,970
921      Office Supplies and Expenses                  18,837      1,873       581        271     1,953       23       290     1,562
922      Administrative Expense                       (47,920)         -         -      3,021   (53,404)     382         -         6
923      Outside Service Employed                      37,130        876        13         58     4,061       10       150    18,581
924      Property Insurance                               110          -         -          -         -        -         -         -
925      Injuries and Damages                             (37)         -         -          1       335        -         -         -
926      Employee Pensions and Benefits                13,208          1        13          4    12,313        -        12         4
928      Regulatory Commission Expense                  1,747          -         -         37       159        -        13     1,387
930.1    General Advertising Expense                    4,607          -         -          1         -        -         -         -
930.2    Miscellaneous General Expense                  9,913          -        22          5     7,408        -         1       377
931      Rents                                         16,856      9,616         -          -       450        -        (1)      410
935      Maintenance of Structures and Equipment        5,113      2,185         -          -       347        2         -       123
403-405  Depreciation and Amortization Expense         10,780      7,904         -          -     2,876        -         -         -
408      Taxes Other than Income Taxes                  8,893      1,182         -          -     7,710        -         -         -
409      Income Taxes                                   2,530          -         -          -     2,530        -         -         -
410      Provision for Deferred Income Taxes           (3,313)         -         -          -    (3,313)       -         -         -
411      Provision for Deferred Income Taxes - Credit   3,444          -         -          -     3,444        -         -         -
417      Administrative - Business Venture              1,299          -         -          2         -        -       713         -
416      Cost and Expense of Merchandising                  3          -         -          -         -        -         -         -
426.1    Donations                                        674          -        96          7         7        -         -        14
426.3-
  426.5  Other Deductions                               3,091          -       397         22        92       10        54     2,061
430      Interest On Debt To Associate  Companies       4,704          -         -          -     4,704        -         -         -
431      Other Interest Expense                           181         13         -          -       168        -         -         -
107      Construction Work in Progress                 19,172          -         -      7,720     1,057      155     1,990       130
108      Retirement Work in Progress                       71          -         -          6         6       12        46         -
163      Stores Expense Undistributed                   3,607          -         -      3,162        83      362         -         -
165      Prepayments                                     (478)         -         -          -         -        -         -         -
183      Preliminary Survey & Investigation Charges       787          -         -        784         -        -         -         -
184      Clearing Accounts                              1,241          -         -        232       804       15        21        10
186      Miscellaneous Deferred Debits                  8,536          -         -          -       329        1         2     4,436
188      Research, Development, or Demonstration Exp.      34          -         -         34         -        -         -         -
                                                     -------------------------------------------------------------------------------
                        TOTAL COST OF SERVICE        $302,574    $25,088   $11,531    $24,940   $26,161   $5,445   $21,485   $35,071
                                                     ===============================================================================

                                 19 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
                OR SERVICE FUNCTION
                                   (thousands)
                                   (continued)

Instruction: Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).

                                                                             DEPARTMENT OR SERVICE FUNCTION
                                                    --------------------------------------------------------------------------------
                                                    CORPORATE            INFORMATION                   CORPORATE            CUSTOMER
ACCOUNT      DESCRIPTION OF ITEMS                   SERVICES   MARKETING   SERVICES  NUCLEAR  AUDITS   DEVELOPMENT  FUEL    SERVICES
-------      --------------------                   --------   ---------   --------  -------  ------   -----------  ----    --------
456      Other Electric Revenues                     $     -    $     -    $     -    $  -    $    -    $     -    $    -    $     -
419      Interest Income - Other                        (157)         -          -       -         -          -         -          -
421      Miscellaneous Income or Loss                   (214)         -          -       -         -          -         -          -
447      Impact Studies                                    -          -          -       -         -          -         -          -
500-559  Power Production                                  -         11          1     340         -        441     4,467          -
560-579  Transmission                                      -          -          -       -         -         12         -          -
580-599  Distribution                                     11          -      4,559       -         -         95         -          4
902-903  Customer Accounts Expense                         4          2      3,492       -         -         58         -     23,313
905      Misc. Customer Accounts/Customer Assistance       -          -          -       -         -          4         -        257
906-917  Customer Service & Information                1,376        247          -       -         -          1         -      4,357
920      Salaries and Wages                           11,256      4,561     22,738       1     2,177     10,976       396        866
921      Office Supplies and Expenses                  3,757        880      4,459       -       393      2,422       157        216
922      Administrative Expense                          164         14        457       -         4        327         3      1,107
923      Outside Service Employed                      2,432      1,773      4,206       -       285      3,962       585        140
924      Property Insurance                              110          -          -       -         -          -         -          -
925      Injuries and Damages                           (374)         -          -       -         -          -         -          -
926      Employee Pensions and Benefits                  490          -          7       -         1        357         2          2
928      Regulatory Commission Expense                    46         40          2       -         -         59         -          3
930.1    General Advertising Expense                   4,550          -          -       -         -         57         -          -
930.2    Miscellaneous General Expense                 1,145        301        198       -         1        382        74          -
931      Rents                                           267        614      5,490       -         -          7         2          1
935      Maintenance of Structures and Equipment         657          8      1,573       -         -        171         -         48
403-405  Depreciation and Amortization Expense             -          -          -       -         -          -         -          -
408      Taxes Other than Income Taxes                     -          -          -       -         -          -         -          -
409      Income Taxes                                      -          -          -       -         -          -         -          -
410      Provision for Deferred Income Taxes               -          -          -       -         -          -         -          -
411      Provision for Deferred Income Taxes - Credit      -          -          -       -         -          -         -          -
417      Administrative - Business Venture                 -        481          -       -         -          -       102          -
416      Cost and Expense of Merchandising                 -          -          -       -         -          -         -          3
426.1    Donations                                       550          -          -       -         1          -         -          -
426.3-
  426.5  Other Deductions                                154        166          -       7         -         15         8        106
430      Interest On Debt To Associate  Companies          -          -          -       -         -          -         -          -
431      Other Interest Expense                            -          -          -       -         -          -         -          -
107      Construction Work in Progress                     9          8      4,040       -         -        127       278      3,658
108      Retirement Work in Progress                       -          -          1       -         -          -         -          -
163      Stores Expense Undistributed                      -          -          -       -         -          -         -          -
165      Prepayments                                    (478)         -          -       -         -          -         -          -
183      Preliminary Survey & Investigation Charges        -          -          -       -         -          4         -          -
184      Clearing Accounts                                 1         14         81       -         -         17        31         15
186      Miscellaneous Deferred Debits                 1,437          -          4       -         -        967     1,031          -
188      Research, Development, or Demonstration Exp.      -        329          -       -         -          -         -          -
                                                     -------------------------------------------------------------------------------
                       TOTAL COST OF SERVICE         $27,193    $ 9,449    $51,308    $348    $2,862    $20,461    $7,136    $34,096
                                                     ===============================================================================

                                 20 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   (thousands)

                                                            DEPARTMENTAL SALARY EXPENSE
                                    -------------------------------------------------------------------------------
                                                              INCLUDED IN AMOUNTS BILLED TO
                                                      -------------------------------------------------------------
NAME OF DEPARTMENT                                                                                                       NUMBER OF
INDICATE EACH DEPARTMENT             TOTAL            PARENT            OTHER              NON              NON          PERSONNEL
OR SERVICE FUNCTION                  AMOUNT           COMPANY         ASSOCIATES        ASSOCIATES        BILLABLE      END OF YEAR
-------------------                  ------           -------         ----------        ----------        --------      -----------
Administration                     $ 30,880           $ 5,775          $ 25,058            $  --            $   47              199
Audit                                 1,484               323             1,161               --                --               21
Corporate Development                 8,414             1,802             6,601               --                11              113
Corporate Services                    8,393             1,835             6,542               --                16               92
Customer Service                     13,941               581            13,373               --               (13)             524
Executive                             8,161             3,962             4,199               --                --               28
Fossil Generation                     2,887               275             2,612               --                --               36
Fuels                                 3,525               146             3,379               --                --               51
Information Services                 19,824             1,736            16,392               --             1,696              282
Legal                                 4,655             1,422             3,233               --                --               52
Marketing                             3,559               472             3,087               --                --               64
Nuclear Engineering                     221                15               206               --                --                1
Production Engineering               10,048               625             9,280              142                 1              144
Technical Services                   11,867               948            10,977               --               (58)             194
                                   -------------------------------------------------------------------------------     -------------
       TOTALS                      $127,859           $19,917          $106,100             $142            $1,700            1,801
                                   ===============================================================================     =============


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                 21(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED               SERVICE PROVIDED                   AMOUNT
-------------------               ----------------                   ------
Auditing Services
  Arthur Andersen, LLP            Auditing Services                   $1,022
                                                                    ---------
                                                                      $1,022
                                                                    ---------
Legal Services
  Barlow & Hardtner, L.C.         Legal Services                        $208
  Bracewell & Patterson           Legal Services                         520
  Broyles & Pratt                 Legal Services                       3,111
  Christy & Viener                Legal Services                       3,418
  Doerner, Saunders, Daniel & AndeLegal Services                         590
  Graves, Dougherty, Hearon & MoodLegal Services                         123
  Jones, Day, Reavis, and Pogue   Legal Services                       4,123
  Milbank, Tweed, Hadley & McCoy  Legal Services                       2,901
  Sheinfeld, Maley & Kay          Legal Services                         664
  Sidley & Austin                 Legal Services                         993
  Stipe and Associates            Legal Services                         115
  Stone, Pigman, Walther, Wittman &
     Hutchenson L.L.P.            Legal Services                         506
  Vinson & Elkins LLP             Legal Services                       2,383
  Wagstaff, Alvis, Stubleman, Seamster,
     and Longrace L.L.P.          Legal Services                         654
  White, Coffey, Galt & Fite      Legal Services                         412
  Wilkinson, Carmody & Gilliam    Legal Services                         517
  Other (84)                      Legal Services                       1,392
                                                                    ---------
                                                                     $22,630
                                                                    ---------
Consulting Services
  Al Stalter and Associates       Consulting Services                   $406
  Analysts International CorporatiConsulting Services                    709
  AYCO Corporation                Consulting Services                    112
  Brothers and Co.                Consulting Services                    364
  Business Information Technology Consulting Services                    107
  City of McAllen                 Consulting Services                    240
  Consultants of Dallas           Consulting Services                    128
  Craig Stevens C.                Consulting Services                    159
  Data Dynamics Inc.              Consulting Services                  1,069
  Database Consultants Inc.       Consulting Services                    581
  DAVOX Corporation               Consulting Services                  1,050
  Deloitte & Touche               Consulting Services                  3,133
  Economists Incorporated         Consulting Services                    341
  Edison Electric Institute       Consulting Services                    202
  Financo, Inc.                   Consulting Services                    110
  Hewitt Associates               Consulting Services                    244
  IBM                             Consulting Services                    209
  Inventiva                       Consulting Services                    204
  ITRON                           Consulting Services                    253
  J Kennedy and Associates        Consulting Services                    165
  James Martin & Company          Consulting Services                  1,284
  KEMA Consulting                 Consulting Services                    154
  Market Strategies Inc.          Consulting Services                    842
  Maxim Group                     Consulting Services                    135
  New Energy Associates           Consulting Services                    163
  PriceWaterhouseCoopers          Consulting Services                    135
  Provide Technologies            Consulting Services                    599
  Read-Powland Associates         Consulting Services                    112
  Reynolds & Reynolds             Consulting Services                    331
  RHI Consulting                  Consulting Services                    218
  Soft-Tech Systems               Consulting Services                    124
  SPR Systems & Programming       Consulting Services                    398
  Sun Technical Services Inc.     Consulting Services                    653
  UBICS Incorporated              Consulting Services                    438
  Utilities International         Consulting Services                  2,627
  Utility Data Resources          Consulting Services                    445
  Other (178)                                                          3,126
                                                                    ---------
                                                                     $21,570
                                                                    ---------
                                 21(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED               SERVICE PROVIDED                       AMOUNT
-------------------               ----------------                       ------
Temporary Personnel Services
 Accountemps                    Temporary Office and Accounting Services   $115
 Accounting Principals          Temporary Office and Accounting Services    135
 Adecco TAD Technical           Temporary Office and Accounting Services    122
 First Word Staffing            Temporary Office and Accounting Services    108
 Imprimis Group Inc.            Temporary Office and Accounting Services    551
 Interim Personnel              Temporary Office and Accounting Services    202
 Key Temporary                  Temporary Office and Accounting Services  2,479
 Rowland Tech Staffing          Temporary Office and Accounting Services    406
 Staff Tek Services, Inc.       Temporary Office and Accounting Services    255
 Vinson and Associates          Temporary Office and Accounting Services    928
 Other (45)                     Temporary Office and Accounting Services    745
                                                                        -------
                                                                         $6,046
                                                                        -------

Other Outside Services
 Aspect Telecommunications      Telecommunications Services                $426
 AXS Marketing                  Research                                    339
 Bank Of New York               Financial Services                          123
 Bank of Oklahoma               Banking Services                            872
 Butlers Janitorial Service     Carpet Cleaning                             155
 Computational Systems Inc.     Service Utility                             425
 Database Administrators        Systems Administration                      114
 Electric Power Research
   Institute                    Research                                  7,664
 Entex                          PC workstation support                      892
 Equifax                        Credit Information Services                 250
 INNIS Company                  Management Training                         125
 IOS Capital                    Billing Support                             188
 Logical Resources, Inc.        Research                                    180
 Love Envelopes, Inc.           Forms Printing                              627
 Mail Box                       Statement Mailing Services                  133
 Merrill Corporation            Printing Services                           175
 Micron, Inc.                   Information Services                        184
 Moody's Investor Service       Security Analysis and Ratings               106
 Onesource Facility Services    Maintenance                                 155
 Powertech Labs, Inc.           Impact Studies                              108
 Primedia                       Training Services                           126
 Scott Madden & Accociates      Organization Design Support                 396
 Simuflite Train                Aviation Training                           115
 SODEXHO Marriot USA            Catering                                    194
 Standard & Poor's              Security Analysis and Ratings               113
 Teknekron Infoswitch           Network Consulting                          288
 Trammel Crow Company           Office Building Security                    473
 Ultimate Business
   Solutions, Inc.              Systems Programming                         269
 William Wood Lawn Maintenance  Lawn Maintenance                            174
 World Wide Products Inc.       Engineering Services                        103
 Xerox Corporation              Network Consulting                          214
 Other (639)                    Various Services                         10,561
                                                                        -------
                                                                        $26,267
                                                                        -------
                                Total Outside Services                  $77,535
                                                                        =======

These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                 21(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                         AMOUNT

Pension (1)                                                        $(4,822)

Retirement Savings Plan                                              4,083

Medical                                                              9,166

Educational Assistance                                                 254

Employee Awards and Events Program                                      62

Job Incentive Credits                                                 (575)

Accidental Death and Disability                                         62

Group Life                                                              70

Long Term Disability                                                   750

Retired Employee Benefits                                            3,593

Outplacement Services                                                  100

Executive Benefits                                                      30

Health and Fitness Programs                                             42

Other                                                                  393
                                                                  ---------
     TOTAL                                                         $13,208
                                                                  =========


FOOTNOTES

(1) Effective July 1, 1997, CSW changed pension plan funding and benefit calculation methods. The present values of accrued benefits under the existing pension plan were converted to a "cash balance" pension plan. As a result of these changes, the service company will continue to realize ongoing reductions in operating and maintenance expenses related to its pension plan. (See Note 2 Benefit Plans for further information related to pensions.)

                                 22(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                   NAME OF PAYEE                        AMOUNT
-----------                   -------------                        ------
General Advertising           Abilene Reporter News                   $13
                              Beach to Bay Relay Marathon               3
                              Bell South                                3
                              Bill Welch Photography                    8
                              Brother & Company                        89
                              Corpus Christi Caller Times              50
                              D Magazines                               6
                              Dallas Business Association               5
                              Dallas Mavericks                         29
                              EL Defensor                               6
                              Elite Home & Lifestyle, Inc.              5
                              Golden Banner Press, Inc.               147
                              GTE Southwest                            10
                              Inventiva                               183
                              J L Media, Inc.                       1,193
                              KJRH 2 Tulsa                              5
                              KTBS, Inc.                               20
                              Langdon Publishing                       12
                              MCMedia, L.L.C.                           5
                              Meek's Lithographic Company              24
                              Moore Syndication                         4
                              National Theatre for Children             7
                              National Yellowpages Direct             266
                              Oklahoma Press Services, Inc.           253
                              Oliver Publications, Inc                  4
                              Outdoor Placement of Texas              324
                              Pabst Creative Communications            33
                              Pioneer Telephone                         3
                              Power House Advertising                 125
                              Progressive Marketing                   475
                              Public Strategies                         4
                              Read-Poland Associates                   29
                              San Patricio Publishing Co.               4
                              Standard Times                            8
                              Team Azteca                              40
                              Tower Publishing, Inc.                    3
                              Other (133)                              47
                                                                ----------
                                      SUB-TOTAL                    $3,445
                                                                ----------

                                 22(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)


DESCRIPTION                   NAME OF PAYEE                        AMOUNT
-----------                   -------------                        ------
Recruiting and Empolyment     Indepth Profile Inc.                     $3
        Advertising           JWG Associates                           42
                              World Publishing Company                  5
                              Other (52)                                9
                                                                ----------
                                      SUB-TOTAL                       $59
                                                                ----------

Public Relations              Abilene Reporter News                    $3
                              American Enterprise, Inc.                 7
                              Ark-La-Tex Hockey Club, L.L.C.            7
                              Azteca Sports                            45
                              Brothers & Company                       50
                              Corpus Christi Caller Times              13
                              D Magazine                                5
                              Dallas Mavericks                         31
                              Dallas Morning News                      10
                              Global Media Co.                         30
                              Inventiva                                12
                              J L Media, Inc.                           9
                              Langdon Publishing                        9
                              Nosotros Magazine                         3
                              Oklahoma Today                            7
                              Outdoor Placement of Texas               15
                              Pabst Creative Communcations             61
                              Power House Advertising                  22
                              Progressive Marketing                    27
                              Standard Times                          513
                              Tulsa Kids                                5
                              Tulsa Oilers Hockey, Inc.                 5
                              Tulsa World                               4
                              University of Tulsa                      10
                              USS Lexington Memorial                    4
                              Other (197)                             196
                                                                ----------
                                      SUB-TOTAL                    $1,103
                                                                ----------
                                        TOTAL                      $4,607
                                                                ==========
                                 22(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                           AMOUNT

Membership Fees and Dues                              $7,713
Relocation Expenses                                      525
Trustee, Registrar, and Transfer Agent Fees              623
Directors' Fees and Expenses                             343
Annual Report Expenses                                   299
Corporate Financial Rating Fees                          405
Other                                                      5
                                                    ---------
     TOTAL                                            $9,913
                                                    =========







                         RENTS - ACCOUNT 931
                             (thousands)

Instructions: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                                      AMOUNT

Office Space Rent                                     $9,742
Offsite Storage Space Rent                                14
Computer Timesharing Rent                                 97
Computer Software Rent                                 4,067
Computer Equipment Rent                                1,651
Office Equipment Rent                                    739
Other Miscellaneous Rent                                 546
                                                    ---------
     TOTAL                                           $16,856
                                                    =========
                                 23 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

Instructions: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                 AMOUNT

Other Than U.S. Government Taxes
  State Unemployment Taxes                                    $128
  Property, Franchise, Ad Valorem and Other Taxes            1,443
                                                           --------
     SUBTOTAL                                                1,571
                                                           --------

U.S. Governmental Taxes
  Social Security Taxes                                      7,214
  Federal Unemployment Taxes                                   108
                                                           --------
     SUBTOTAL                                                7,322
                                                           --------

     TOTAL                                                  $8,893
                                                           ========
                                 24(a) of 27 pages

               ANNUAL REPORT OF Central and South West Services, Inc.

                        For the Year Ended December 31, 1999

                             DONATIONS - ACCOUNT 426.1
                                    (thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                   PURPOSE OF DONATION                   AMOUNT
-----------------                   -------------------                   ------
African American
  Businessmens, Assoc.              Membership Dues for 1999                  $5

Austin Lyric Opera                  Corporate Sponsor                          5

Child Care Group                    Annual Donation                            6

Circle Ten Council Boys Scouts      Inner Circle Sponsorship 1999 and
                                      Boy Scout Golf Classic                   5

Communities Foundation              Corporate Sponsorship                     30

Cowboy Artists of America Museum    Contribution for Organizational Support    9

Dallas 2012, Inc.                   Olympics Bid Contribution                  5

Dallas Ambassadors Forum            Sponsorship of 1999 Forum                 10

Dallas Business Committee For
  the Arts                          1999 Membership Dues                       5

Dallas CASA                         Corporate Sponsor                          5

Dallas Museum of Art                Corporate Partner                          5

Dallas Opera                        Corporate Sponsor                         15

Dallas Planners Association         Annual Donation                           10

Dallas Symphony Association, Inc.   Annual Contribution                       28

Dallas Theater Center               Corporate Partner                         10

Dallas Urban Leaders                1999 Membership Dues                      10

Executive Leadership Council        Membership Dues                            8

Gary Niblett, Inc.                  Corporate Donor                            3

Goodwill Industries, Inc.           Corporate Sponsor                          5

Greater Dallas Chamber of Commerce  Annual Membership Dues                    20

Greater Dallas Youth Orchestra      Sponsorship of 10/24/99 Concert            6

Leadership Texas                    Sponsorship of 1999 Leadership Program
                                      Partner Initiative                      10

Lisa Landry Childrens Foundation    1999 Golf with the Legends Tournament      5

Medisend                            Corporate Contribution                     5

National Alliance of Business       1999 Corporate Contribution                5

National Council for the Arts       1999 Pledge                                5

National Paralysis Foundation       1999 Southwestern Ball  Silver Sponsor    10

                                 24(b) of 27 pages

               ANNUAL REPORT OF Central and South West Services, Inc.

                        For the Year Ended December 31, 1999

                             DONATIONS - ACCOUNT 426.1
                                    (thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                   PURPOSE OF DONATION                   AMOUNT
-----------------                   -------------------                   ------
Nature Conservatory of Texas        Underwrite Dallas Corporate
                                      Conservation Leadership Award            5

Our Children, Inc.                  Sponsorship of Childrens Store in Dallas  10

Project Shelter                     Annual Golf Tournament                     8

Square One Productions              Corporate Contribution                     6

Texas Govorners Council             1999 Banquet Donation                     25

Texans for Judicial
  Election Reform                   CSW Corporate Contribution for 2000        5

Texans for Lawsuit Reform           Annual Donation                            5

Texas Business and
  Education Association             Corporate Sponsor                          5

Texas Council of
  Economic Development              Annual Donation for 1999                   5

Texas Tech University               Donation of Artwork                       38

Texas Water Foul Conservatory       Annual Contribution                        5

Teaxes Women's Health Association   To support 1999 cancer awareness forum     5

Trinity Improvement                 Corporate Gift                             6

United Way of
  Metropolitan Dallas, Inc.         Corporate Contribution                    76

University of Texas                 Southwestern Medical Foundation
                                      (Southwestern Ball)                     44

Winston Solar                       1999 Challange                             5

YMCA of Metropolitan Dallas         Pledge for Capital Campaign               15

Young Concert Artists               Corporate Contribution                     5

Other (126)                                                                  159
                                                                          ------

     TOTAL                                                                  $674
                                                                          ======

                                 24(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                    OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
                                   (thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                        NAME OF PAYEE                          AMOUNT
Expenditures for Certain           Company employee and administrative    $2,602
  Civic, Political &                 costs for civic, political and
  Related Activities                 related activities

Other Miscellaneous Deductions     Company expense                           489
                                                                          ------
    TOTAL                                                                 $3,091
                                                                          ======
                                 25(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME



Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

    The Data Center provides centralized computer services for all CSW System companies. The following information is provided pursuant to a Securities and Exchange Commission data request letter dated May 6, 1983.

    (a)Aggregate Billings by the Data Center
       The operating costs for the Data Center for the year ended December 31, 1999, were $7,595,300. See paragraph (b) for explanation of the 1999 billing procedure.

    (b)Breakdown of Data Center Billings by CRU
       The actual 1999 costs for the operation of the Data Center were $7,595,300. Costs of operation of the Data Center were charged back to the system companies based on their usage of the computer resources. CSWS allocates its costs for computer services rendered to CSW System companies as follows:

       Computer Resource Unit (CRU) Component Simplification
       CSWS utilizes the CRU, a measurement of computer services rendered to allocate direct costs to the CSW companies. The CRU was previously made up of forty components. CSWS, on April 1, 1990, reduced the number of components making up the CRU to only three components: (a) tape storage in terms of tape-days, which is used to allocate all tape related costs,
       (b) disk storage in terms of track-days which is used to allocate all disk related costs, and (c) CPU seconds which is used to allocate all other processor related usage costs. Use of only three components simplifies the computer billing process, reduces administrative costs and makes the charges to the users clearer and easier to understand.

       Usage Cost Allocation
       Computer usage costs are allocated on the basis of two factors. A "usage" portion is allocated based on the current number of CRUs used reflecting incremental costs of utilizing the three CRU components. The remaining "base" costs reflect the fixed costs of operating the data center and are spread according to the CRU usage of each company.

       The following page outlines the billing to companies separated into the two components referenced above. It should be noted that one dollar of usage cost equals one CRU.

                                 25(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1999

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

                                   (continued)


                                 Usage               Base               Total
Company        CRU's            Billing             Billing            Billing

CPL          2,027,382         $2,027,382            $189,987         $2,217,369

PSO          1,174,925          1,174,925             232,541          1,407,466

SWEPCO       1,167,742          1,167,742             114,126          1,281,868

WTU            720,982            720,982              76,581            797,563

CSWS         1,595,251          1,595,251             294,835          1,890,086

CSW Energy         903                903                  45                948
            ----------        -----------        ------------        -----------

   TOTALS    6,687,185         $6,687,185            $908,115         $7,595,300
            ==========        ===========        ============        ===========


   (c)Statement of Data Center Activities
      The major activities of the Data Center during 1999 were the production environment of Integrated Data Management System (IDMS) and Customer Information Control System (CICS) for all of the system companies and Year 2K remediation activities.

      The operating costs for 1999 included salaries, equipment expenses, software services, disaster recovery, site rentals and general supplies.


                                 25(c) of 27 pages

      --------------------------------------------------------------------
      |                  Central and South West Services                 |
      |            Executive Summary Chart - December 31, 1999           |
      --------------------------------------------------------------------
                             |
                             |
                    Chairman & Chief Exec Officer
                             |
                             |---------Dir Audits
                             |
                             |
       -------------------------------------------------------------
       |                    |                                     |
Exec VP/General     EVP/CFO                                  Pres & Chief
Counsel               |                                    Operating Officer
       |              |                                           |
       |            Controller          VP AEP Merger ----------- |
VP Assoc Gen        Treasurer                                     |
Counsel/Corp Sec                                                  |
                                                                  |
                                                                  |
                                                                  |
 ------------------------------------------------------------------
  |         |                                        |
  |         Sr VP External Affairs                   SVP Electric Operations
  |         |                                  ----- |
  |         CSW LA/AR-SWEPCO President        |
  |         CSW Texas President               |____  VP Business Opportunities
  |         President/PSO                     |
  |         VP Governmental Affairs           |____  President/Energy Delivery
  |         VP Regulatory Affairs             |                   |
  |                                           |      VP Elect Del/T & D
  |                                           |      EAS Project Executive
  |                                           |
  |                                           |____  President CSW Generation
  |                                                               |
  |                                                               |
  |                                                  VP Engineering
  |                                                  VP Fossil Generation
  |                                                  VP Fuels
  |                                                  VP Nuclear Plants
  |
  |
  ------------------------------------
                                     |
                                     |_________   SVP Cust Relations & Corp Dev
                                                              |
                                                  VP Customer Relations
                                                   VP Human Resources

                                 26(a) of 27 pages

                              METHODS OF ALLOCATION
Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on March 7, 1997, July 11, 1997*, November 7, 1997** January 23, 1998***and June 30, 1999**** the following 53 allocation methods. These allocation methods distribute costs among the participating companies according to the ratio of each company's applicable volumes to the total volume of all participating companies.




  1. #ARINVOICE    NUMBER OF ACCOUNTS RECEIVABLE INVOICES****
  2. #BANKACCTS    NUMBER OF BANK ACCOUNTS
                   Deposit, Disbursement & Manager checking accounts
  3. #CALCTRTEL    NUMBER OF CALL CENTER TELEPHONES
                   Phones located at each OPCO's customer service phone center
  4. #CELLPHONE    NUMBER OF CELL PHONES/PAGERS
  5. #CISCUSTML    NUMBER OF CIS CUSTOMER MAILINGS
                   Inserts placed in electric bills
  6. #CKSPRINTD    NUMBER OF CHECKS PRINTED*
                   Checks issued to vendors
                     (could be several invoices on one check)
  7. #CREDITCAR    NUMBER OF CREDIT CARDS**
                   Company issued corporate credit cards
  8. #COMMCUSTS    NUMBER OF COMMERCIAL CUSTOMERS
                   Less than 1000 kw of load
  9. #ELULTCUST    NUMBER OF ELECTRIC ULTIMATE CUSTOMERS
                   Residential, Commercial, Industrial,
                     Public Street & Highway lighting, Railroads, Railways, Interdepartmental Sales (FERC accounts 440-446 & 448)
 10. #EMPLOYEES    NUMBER OF EMPLOYEES
                   Full-time and Part-time (does not include contractors)
 11. #GENPLTEMP    NUMBER OF GENERATING PLANT EMPLOYEES
 12. #GLTRANSAC    NUMBER OF GENERAL LEDGER TRANSACTIONS
                   Lines of accounting distribution
 13. #INDUSCUST    NUMBER OF INDUSTRIAL CUSTOMERS
                   More than 1000 kw load
 14. #HELPCALLS    NUMBER OF INFORMATION SERVICES CALLS***
 15. #JCATRANSA    NUMBER OF JOB COST ACCOUNTING TRANSACTIONS
                   Lines of accounting distribution on Job Cost
                     Accounting Sub-system
 16. #OFROUTERS    NUMBER OF ROUTERS
                   Device that connects two or more Local Area Networks
 17. #OFSERVERS    NUMBER OF SERVERS
                   Large, fast-capacity computers
 18. #PHCTCALLS    NUMBER OF PHONE CENTER CALLS****
 19. #RADIOSMOB    NUMBER OF RADIOS (BASE/MOBILE/HANDHELD)
 20. #REMITITEM    NUMBER OF REMITTANCE ITEMS
                   Number of electric bill payments processed which cannot
                     be processed through the lock box
 21. #REMOTTERM    NUMBER OF REMOTE TERMINAL UNITS
                   SCADA system connector to control electric system
 22. #RESIDCUST    NUMBER OF RESIDENTIAL CUSTOMERS
 23. #TELEPHONE    NUMBER OF TELEPHONES
                   Includes all phone lines
 24. #TRAVELTRN    NUMBER OF TRAVEL TRANSACTIONS
                   Includes Hotel, Car Rental and Airline flights
 25. #VEHICLESS    NUMBER OF VEHICLES
                   Includes fleet and pool cars

                                 26(b) of 27 pages

                              METHODS OF ALLOCATION
                                  (continued)
Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on March 7, 1997, July 11, 1997*, November 7, 1997** January 23, 1998***and June 30, 1999**** the following 53 allocation methods. These allocation methods distribute costs among the participating companies according to the ratio of each company's applicable volumes to the total volume of all participating companies.


 26. #VENDINVPT    NUMBER OF VENDOR INVOICE PAYMENTS
                   Actual vouchers
 27. #WORKSTATN    NUMBER OF WORKSTATIONS
                   Number of personal computers
 28. ALCOMMCHAN    ACTIVE OWNED OR LEASED COMMUNICATION CHANNELS
 29. AVGPKLD3YR    AVERAGE PEAK LOAD FOR PAST THREE YEARS
 30. KWHSALEULT    KWH SALES
                   Each company's kilowatt-hour sales to ultimate customers
 31. MMBTUBRALL    PAST 3 MONTHS MMBTU'S BURNED (ALL FUEL TYPES)
 32. MMBTUBRCOA    PAST 3 MONTHS MMBTU'S BURNED (COAL ONLY)
 33. MMBTUBRGAS    PAST 3 MONTHS MMBTU'S BURNED (GAS TYPE ONLY)
 34. MMBTUBROIL    PAST 3 MONTHS MMBTU'S BURNED (OIL TYPE ONLY)
 35. MMBTUSOLID    PAST 3 MONTHS MMBTU'S BURNED (SOLID FUELS ONLY)
 36. MWGENCAPAC    MW GENERATING CAPACITY
 37. MWHGENERAT    MWH'S GENERATION
 38. OVERHEADCR    OVERHEAD CLEARING
 39. PKAVGCUSAL    AVERAGE OF PEAK LOAD/AVERAGE NUMBER CUSTOMERS/KWH SALES
                   Gives equal weighting to peak load, average number of
                     ultimate customers and
                     kilowatt-hour sales to ultimate customers
 40. TLGROSSREV    TOTAL GROSS REVENUES FOR THE PREVIOUS FOUR QUARTERS**
 41. TCSWSB-INT    TOTAL CSWS BILLING LESS INDIRECT COST AND INTEREST
                   Allocates costs among the participating companies based on the percentage of company direct work orders billed to each CSW System company
 42. TFIXASSET$    TOTAL FIXED ASSET DOLLARS
 43. TFIXAS-NU$    TOTAL FIXED ASSET DOLLARS - NUCLEAR
 44. TGRUTIPLNT    TOTAL GROSS UTILLITY PLANT (INCLUDES CWIP)
                   Each company's gross utility plant
 45. TPOLEMILES    NUMBER OF MILES OF TRANSMISSION LINES
 46. TLASSET-NU    TOTAL ASSETS LESS NUCLEAR PLANT
 47. TTLASSETS$    TOTAL ASSET DOLLARS
                   Total Assets less: a/r affiliates; factored,interest
                     receivable affiliates; investments in subsidiaries; money pool receivables
 48. TTPKLOADLY    TOTAL PEAK LOAD (PRIOR YEAR)
 49. CSWSPMBILL    CSWS PRIOR MONTH BILL
 50. CSWS3MBILL    CSWS PAST 3 MONTHS BILL
 51. EVENSPREAD    EVEN SPREAD OF CHARGE BY COMPANY
 52. ___'3MBILL    FUNCTIONAL DEPARTMENT'S PAST 3 MONTHS TOTAL BILL
 53. DPOLEMILES    NUMBER OF MILES OF DISTRIBUTION LINES

                                 26(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

            The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1999:

        In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Central and South West Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1999:

        A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

        B. The basis for billing of interest to the associated companies is based on the Service Company prior month bill.

                                 26(d) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                                SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                    Central and South West Services, Inc.
                                    -------------------------------------------
                                    (Name of Reporting Company)

                               By:  /s/ R. Russell Davis
                                    -------------------------------------------
                                    (Signature of Signing Officer)

                                    R. Russell Davis                 Controller
                                    -------------------------------------------
                                    (Printed Name and Title of Signing Officer)


Date:  April 26, 2000
----------------------